Exhibit 2.1

The Board of Directors

Destination Maternity Corporation

c/o Mr. Arnaud Ajdler

Chairman of the Board

232 Strawbridge Dr

Moorestown, NJ 08057

St Aunès, February 8, 2016

Members of the Board,

Orchestra-Premaman S.A. (“Orchestra-Premaman”) hereby reaffirms its proposal of October 29, 2015, to acquire 100% of the capital stock of Destination Maternity Corporation (the “Company”). We are very disappointed that you rejected our proposal on December 14, 2015, and have consistently stalled and repeatedly resisted our efforts to commence a constructive dialogue regarding our proposal.

By doing so, we believe you are depriving the stockholders of Destination Maternity of a significant opportunity, as we believe that combining our two companies – and thereby alleviating the geographic and category limitations that currently impact the Company’s value and potential –will provide your stockholders with more upside and less risk than the status quo.

We have endeavoured to pursue our proposal privately, but your unwillingness to engage with us has left us with no option but to act publicly.

We want to take this opportunity to address certain points that you made in the press release announcing your decision not to pursue our proposal:

•	Your press release succinctly describes Orchestra-Premaman as “a France-based retailer with no U.S. operations.” While Orchestra-Premaman S.A. is indeed organized under the laws of France, and it does not currently have a U.S. presence, this statement does not do justice to Orchestra-Premaman’s business or international reach. Orchestra-Premaman is an international leader in the babies and children’s fashion and childcare market with:

•	nearly 700 stores in 42 countries;
•	leading positions in France, Belgium, Spain, Greece, Switzerland, the Middle East and Morocco;
•	close to $600 million in sales in the last twelve months; and
•	approximately 2,500 employees worldwide.

If your underlying point was that Orchestra-Premaman is not well-known to you or your stockholders, that point may be fair. Accordingly, we are today posting on our website (http://www.orchestra-kazibao.com/wp-content/uploads/2016/02/2016-01-20-Orchestra-Presentation-to-Diana-Board.pdf) and filing with the US Securities and Exchange Commission a copy of the presentation that we made to your Board of Directors on January 20, 2016, which provides an introduction to our company.

•	Your press release states that, under our proposal, “Destination Maternity’s stockholders would receive an unspecified number of shares of common stock of Orchestra-Premaman and a limited amount of cash.” Our initial letter may not have expressly included an exchange ratio, but we felt it included sufficient information for it to be calculated. For the avoidance of doubt, our proposal was for a combination of the two companies in which the Company’s stockholders would receive a total of $25 million in cash and shares of common stock of Orchestra-Premaman based on an exchange ratio such that the Company would be valued at a 45% premium versus current (meaning as of the date of the letter) trading. This translated into $1.8035 in cash and 0.0665 shares of Orchestra-Premaman’s common stock for each share of the Company’s common stock.

•	Your press release states that Orchestra-Premaman’s “common stock is traded on the Euronext Paris stock exchange and is illiquid, with the company being effectively controlled by one stockholder who owns over 90% of the shares outstanding.” However:

•	in connection with the proposed transaction, we intend to change our primary listing to either NASDAQ or the NYSE;
•	pro forma for the proposed transaction, Orchestra-Premaman’s public float would be significantly enlarged with the new shares issued. Additionally, we believe that the renewed growth prospects generated by our combined companies would provide the Company’s stockholders with better liquidity than what they currently enjoy; and
•	while Yeled Invest S.A. (“Yeled”) would clearly continue to be a significant stockholder of the combined companies, its ownership stake would be diluted by the newly issued shares. Furthermore, it is important to highlight that I and my family control Yeled, and that my stake in Yeled represents the overwhelming majority of my assets. In our experience, this concentration has helped ensure that Orchestra-Premaman’s business is managed with proper care, diligence and competence. That Orchestra-Premaman has grown and has been profitable[1] in every single one of the last 20 years is evidence that supports our perspective. We think it is a disservice to somehow suggest that Yeled’s significant investment in Orchestra-Premaman is a negative.

•	Your press release states that pursuing our “stock-merger proposal would not be in the best interests of the Company’s stockholders considering the risks inherent in a primarily stock based merger transaction dependent on uncertain revenue synergies.” We firmly believe that there are meaningful potential cost synergies in the business combination, as the Company could benefit from greater purchasing efficiency by taking advantage of Orchestra-Premaman’s existing direct purchasing offices in manufacturing countries (rather than operating through agents, as Destination Maternity currently does). In addition, we firmly believe that meaningful growth could result from both the distribution of maternity wear through Orchestra-Premaman’s approximately 700 stores and network and the distribution of children’s wear and hardware, a market substantially bigger than the maternity market, through the Company’s network. As stated above, we believe this will alleviate the geographic and category limitations that the Company currently suffers from. We believe it is important that the stockholders of both companies are able to share in these synergies, which is a significant part of the reason why we have proposed a cash-and-stock transaction.

We are very confident in our ability, working together with Destination Maternity’s management team, to achieve synergy benefits, based on our experience and track record in successfully acquiring and integrating businesses internationally. But, as we have previously proposed, we will engage a mutually acceptable consulting firm to provide an independent assessment of the

1 Except in 2001 when a loss resulted from the merger with Kazibao.

amount and feasibility of achieving synergies in order to provide stockholders of both companies with a separate evaluation of this critical aspect of our proposal.

•	Subsequent to your press release, we heard that you considered the cash component of our offer to be insufficient. Although we believe that the financial capacity of both our companies should be focused on investing in our combined growth and development, and that it is important that the stockholders of both companies are able to share in the future development of the business, we are prepared to increase the cash component of our offer by 50% to $37.5 million. We are therefore prepared to adjust our offer accordingly, which translates into $2.6664 in cash and 0.0596 shares of Orchestra-Premaman’s common stock for each share of the Company’s common stock[2]. This represents a premium of:

•	45% based on closing prices on October 29, 2015, when Orchestra-Premaman made its initial written proposal; and

•	72% based on closing prices on November 30, 2015, which, we believe, is the last trading day before the Company’s stock price started being affected by the purchases made by Orchestra-Premaman in December 2015 and the subsequent public disclosure of our proposal on December 14, 2015.

Orchestra-Premaman’s strong preference is to engage in a friendly negotiated transaction with the Company. We are, however, as the Company’s largest shareholder, prepared to take all steps necessary to protect the value of our ownership interest in the Company. We have extensive international transactional experience in the babies and children’s fashion and childcare segment and your employees, customers and business partners should know that we are prepared to commit the resources and effort necessary to expand the Company’s business over time within the Orchestra-Premaman family.

We are amending our Schedule 13D to make this letter public. We are available to meet with you and your representatives at any time to enter into a constructive dialogue and begin work on a mutually beneficial transaction. Please let us know how you would like to proceed.

Regards,

/s/ Pierre Mestre

Pierre Mestre

President / Chairman
Groupe Orchestra-Premaman

2 Based on a Company’s fully diluted shares of common stock, estimated as 14.064 million.